March 29, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Attention: Division of Investment Management

RE:                           Hartford Life Insurance Company

File No. 333-181232

File No. 333-181234

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that the above-referenced registration statements on Form N-4, which were last transmitted on July 3, 2012 (Accession Numbers 0001104659-12-047374 and 0001104659-12-047373, respectively) be withdrawn.  No sale of this product has taken place after the registration statements became effective.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch

Lisa Proch
Assistant General Counsel